Exhibit 99.1

COLISEUM CAPITAL MANAGEMENT, LLC

DELIVERED VIA EMAIL

January 13, 2023

Purple Innovation, Inc.

4100 North Chapel Ridge Road, Suite 200

Lehi, UT 94043

Attn: Mr. Paul Zepf, Chairman of the Board of Directors

Dear Paul:

We were disappointed by the announcement yesterday that Purple Innovation, Inc. (“Purple”, “you” or the “Company”) was rejecting our proposal to take Purple private, nearly four months after we made the proposal on September 17, 2022. We made our proposal because, while we support the Company’s management leadership team and believe in the Company’s future, we believe that the Company faces challenges and capital constraints that would be best addressed in a private company setting.

While our proposal was expressly subject to Purple special committee approval, and we must respect its decision, the challenges and constraints faced by Purple remain. The Company has an ambitious business plan that we believe will require meaningful additional investment. To achieve its goals, Purple will need to execute on that plan with greater velocity and more intensive leadership from its board than the Company has received to date.

In our view, if Purple is to succeed as a public company, a meaningful overhaul of its corporate governance is needed. To that end, we propose the following:

•	Governance.

•	The board would be expanded by two seats, so that the board consists of nine members.

•	To ensure continuity, a majority of the existing board would remain in place, consisting of Purple CEO Robert DeMartini; two existing independent directors as agreed between us; and myself.

•

We would add two directors affiliated with Coliseum, bringing the total number of Coliseum-affiliated directors to three of nine – representing less than Coliseum’s proportionate ownership of the Company’s outstanding common stock.

•	We would add two directors that we would identify, who must be independent under Nasdaq standards, not affiliates of Coliseum, and subject to Purple board approval.

•	Purple and Coliseum would mutually identify a new independent director, who also must be independent under Nasdaq standards, not affiliates of Coliseum, and subject to Purple board approval.

105 Rowayton Avenue, 1st Floor, Rowayton, CT 06853

COLISEUM CAPITAL MANAGEMENT, LLC

•	Take-private Proposal.

•	We would formally withdraw our September 17, 2022 proposal to take Purple private.

•	Poison Pill; Standstill.

•	The Company would terminate the Stockholder Rights Agreement dated as of September 25, 2022.

•

We would agree for a period to be agreed not to exceed 50% ownership of Purple’s common stock, subject to agreed exceptions for any Purple stock repurchases or the operation of our rights of first refusal under our existing subscription agreement with the Company.

I have asked our counsel to send yours a draft agreement embodying these terms.

We believe that, in the absence of a going private transaction, Purple requires a cooperative but meaningful effort to change the Company’s governance, as set forth above, which will benefit all Purple stockholders. We look forward to working with you on it.

Very truly yours,

/s/ Adam Gray
Adam Gray
Managing Partner
Coliseum Capital Management, LLC

105 Rowayton Avenue, 1st Floor, Rowayton, CT 06853